

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2010

Christopher M. Day
President and Chief Executive Officer
RVPLUS, Inc.
4278 S. Chegwidden Lane
Taylorsville, UT 84123

> **Re:** **RVPLUS Inc.**
> **Registration Statement on Form S-1**
> **Filed August 11, 2010**
> **File No. 333-168768**

Dear Mr. Day:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide information required by Items 101(h)(5) and 407(a) of Regulation S-K.

Prospectus Summary

2. Please provide a brief overview of your business and key aspects of the offering. Refer to Item 503(a) or Regulation S-K.

3. Please disclose your monthly "burn rate" and the amount of time that your present capital will last at this rate here, in the management's discussion and analysis section, and capital resources and liquidity section.

4. Please revise your summary and risk factors section to disclose your independent auditor's going concern opinion and to state that you are a development stage company. Also state your net losses, significant expenses, and the amount of cash you have as of the most recent practical date.

5. Please revise to include a separately captioned section discussing your relationship with Mr. Day, because he will continue to be your majority shareholder after the date of the offering.

Risk Factors, page 2

6. Please refer to pages 11 and 12. Revise your disclosure to include a risk factor to address the fact that you have not fully tested the Auto Brake. Additionally, include a risk factor that relates to government regulations or other business factors that may potentially affect you doing business in China.

7. We note your risk factor about management's limited experience in regards to operating a public company. However, please add a separate risk factor discussing the limited management and leadership experience of the executive officers overall, and if true also the fact that they have never worked in a capacity related to the manufacture and distribution of products. Also, if either will be working less than full-time on your business, please disclose the number of hours they intend to dedicate to the business each week.

We need additional capital to develop our business, page 3

8. Please provide an estimate of your anticipated expenditures and tell us whether you have begun seeking additional financing.

We may incur significant costs to be a public company, page 4

9. Please provide an estimate of the expected additional costs you will incur as a public company.

Selling security holders, page 7

10. Please note that certain family members are deemed to own beneficially the shares held by other family members. Please ensure that your selling shareholders table is accurate in this regard.

11. Please revise to indicate that the selling shareholders may be deemed underwriters.

Item 11. Information about the Registrant, page 11

Description of Business, page 11

12. Please disclose here and in your capital resources and liquidity section on page 15 the number of full-time and part-time employees, as well as the amount of time your officers and directors devote to your business.

13. We note your statement about your plans to "further develop, test, manufacture, and possibly patent and market a number of products related to the recreational vehicle industry." Please revise significantly to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step. In addition, please clarify what products you intend to patent and disclose your timeframes and up-to-date patent application status.

14. We note your plan to sell RV products made by others through your planned website. Please discuss with more specificity the type of RV products you expect to carry from other manufacturers, whether your have identified suppliers for these additional items, whether you plan to hold and how you intend to manage this additional inventory, and any additional risks and responsibilities of reselling third-party products.

Our Products, page 11

15. Please revise this section significantly to eliminate technical jargon, provide a glossary of definitions for each technical term used in your registration statement, and clarify your disclosure related to your manual auxiliary brake switch. In addition, it may be helpful to investors if your disclosure included a diagram or chart.

16. You must have a reasonable basis for all forward looking disclosure. Please provide support for your production cost estimates because it appears unclear how you estimated them. Refer to Item 10(b) of Regulation S-K.

17. The last sentence in the fourth full paragraph on page 12 appears to be incomplete. Please revise.

18. Please revise this section to exclude information that depicts your competitors in a negative light. Instead, briefly describe your competition.

19. Please update your disclosure to provide greater details about your website plans, included the estimated costs to design and run the website and to implement its electronic commerce functionality. Please also discuss the specifics of your pay-per-click

advertising campaign, including the estimated costs to implement and maintain the campaign.

Description of Property, page 13

20. Please revise to disclose whether you own or lease your executive office.

Holders of Capital Stock, page 14

21. We note your disclosure that you have 48 holders of commons stock; however, on pages 7 and 21 you state that you have 47 shareholders. Please revise for consistency or advise.

Directors, Executive Officers, Promoters and Control Persons, page 16

22. Please revise this section to clarify the following: (1) whether Mr. Day is currently employed at American Registrar & Transfer Co., and (2) Mr. Lynds' current position and employment dates. So that investors may better understand what it means that Mr. Day is a Vice President of American Registrar & Transfer Co., please briefly discuss what his responsibilities are in this capacity and provide some background information about that company. In addition, please discuss specific experience, qualifications, attributes or skills of your director. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 17

23. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Item 15. Recent Sales of Unregistered Securities, page 20

24. We note your disclosure on page F-11 relating to issuance of 180,000 shares of common stock on July 19, 2010 in a private placement to six individuals. Please revise your recent sales of unregistered securities section to include these shares or advise.

Signatures, page 24

25. Please have your principal accounting officer sign the registration statement. Refer to Instruction 1 to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        (732) 577-1188